Exhibit a(1)(v)

October 25, 2007

[Kaiser Group Holdings, Inc. LOGO]

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Dear Stockholder:

Kaiser Group Holdings, Inc. ("Kaiser Group") has commenced a voluntary program through which stockholders owning fewer than 100 shares of Kaiser Group common stock may conveniently sell all their shares for $29.80 per share.

The program is considered to be a "Rule 13e-3 transaction" as defined in Rule 13e-3(a)(3) under the Securities Exchange Act of 1934, as amended, because it has a reasonable likelihood of causing the Kaiser Group common stock to be held of record by fewer than 300 persons. If this occurs, Kaiser Group may file a Form 15 with the Securities and Exchange Commission (the "SEC"), as a result of which the registration of the Kaiser Group common stock and Kaiser Group's duty to file reports with the SEC ("SEC Reporting Obligations") under Sections 13(a) and 15(d) of the Exchange Act would cease, and Kaiser Group would not longer be a reporting company but would continue operations as a non-reporting company. The accompanying offer to purchase contains important information that you should read. If you have any further questions or would like public information about Kaiser Group, please call Georgeson Inc., the program manager, at 1-866-590-4702.

Sincerely,

Douglas W. McMinn
 President & CEO